Correspondence


AUSTRALIAN OIL & GAS CORPORATION

Level 21                                      Tel:   (+61 3) 9629 6100
500 Collins Street                            Fax:   (+61 3) 9629 6278
Melbourne Victoria 3000 Australia             Email: geoff.albers@bigpond.com



Our ref:  16717



December 18, 2007



Via Facsimile (202-772-9368)

Brad Skinner
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
Station Place
100 F. Street, N.E.
Washington, D.C. 20549

FOR COMMISSION USE ONLY

         RE:      SEC Letter dated September 28, 2007
                  Re: Form 10-KSB for the fiscal year ended December 31, 2006 Filed March 30, 2007
                  File No. 000-26721

Dear Mr. Skinner:

     Thank you for your recent letter providing comments on the disclosures contained in the above captioned SEC report. We appreciate your input and trust that you will find this letter responsive. Our responses follow and are presented in the order found in your letter dated September 28, 2007.

Form 10-KSB for the Fiscal Year Ended December 31, 2006

Controls and Procedures

1. Considering the revisions made to your disclosures and financial statements, tell us and make the applicable revisions to your disclosures regarding whether management continues to believe your disclosure controls and procedures were effective as of December 31, 2006.

     Australian Oil & Gas Corporation (the "Company") has reviewed its disclosure controls and procedures, in light of the Staff's previous comments and the changes made to our consolidated financial statements and to the related footnote disclosures in our draft amended Form 10-KSB accompanying this response letter. These disclosure changes related to the purchase accounting under Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS 141") applied to our April 12, 2006 acquisitions of Alpha Oil & Natural Gas Pty Ltd ("Alpha") and Nations Natural Gas Pty Ltd. ("Nations"), two wholly-owned subsidiaries which were formerly under "common control" with the Company.


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Brad Skinner
U.S. Securities and Exchange Commission
December 18, 2007
Page 2



     In light of the changes made to our disclosures, we have reevaluated the effectiveness of our disclosure controls and procedures as of December 31, 2006. The Company has concluded that its disclosure controls and procedures remained effective as of such date, taking into account the disclosure changes referred to above and recent applicable SEC guidance, See Securities Act Release No. 33-8810 (June 20, 2007), at Section II.B.4.

     Accordingly the Company has made the following disclosures in Item 8A of its amended Form 10-KSB accompanying this letter:

     Disclosure Controls and Procedures
     ----------------------------------

     As required by Rule 13a-15 under the Securities Exchange Act of 1934 (the "Exchange Act"), we carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2006. This evaluation was carried out under the supervision and with the participation of our President and Chief Financial Officer. Based upon that evaluation, our President and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of such date.

     As used herein, "disclosure controls and procedures" means controls and other procedures of ours that are designed to ensure that information required to be disclosed by us in the reports we file or submit under the Securities Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports we file or submit under the Securities Exchange Act is accumulated and communicated to our management, including our President and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

     On December 18, 2007, the Company announced that it would restate the consolidated financial statements and related footnote information in its most recent quarterly and annual filings. In connection with the filing of this Form 10-KSB/A, the company's management, including our President and Chief Financial Officer, reevaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2006. Based upon its re-evaluation, the Company's management has concluded that our disclosure controls and procedures remain effective. In making this determination, the Company has considered the effects of the restatement to our financial statements in arriving at this conclusion, as well as the recent interpretive guidance of the SEC issued on June 20, 2007. We also considered how the revised disclosures contained in footnotes 9 and 12 to our financial statements provide additional information in order for the Company to fully comply with Statement of Financial Accounting Standards No. 141, "Business Combinations".

Brad Skinner
U.S. Securities and Exchange Commission
December 18, 2007
Page 3


Consolidated Statement of Operations, page F-4
----------------------------------------------

2. We have disclosed the gain from the sale of tenement for $1,261 thousand in footnote 13 and in the MDA section. Per SFAS 95 Statement of Cash Flows, this item is now correctly shown as an adjustment for non-cash item in the reconciliation of net profit to net cash used in operating activities, being the accounting or book profit on the sale, and as proceeds from sale of tenement under investing activities in the Consolidated Statement of Cash Flows (SFAS 95 paragraph 16)

Note 9:  Acquisition of Subsidiaries, page F-10
-------  --------------------------------------

3.

     o We did not correctly restate prior periods presented. In a manner similar to a pooling of interests, we have now restated prior periods information back to the point of common control; that being the date of inception for AOGC - August 6,2003.

     o Per above, prior period information has been restated to present the combination of AOGC, Alpha and Nations.

     o We have revised the disclosure regarding the subsidiaries in Note 9 to clearly state the transaction was a deemed transfer of interests under common control. Per SFAS 141 paragraph D14, these transactions were accounted for using a method similar to pooling of interests

     o    The proforma financial statements in Note 12 have been removed.

     o Assets and liabilities acquired, as noted on page F-12, have been accounted for at their carrying values per SFAS paragraph D12.

4. We have looked at SFAS 154 Accounting Changes and Error corrections and AU420 Consistency of Application of Generally Accepted Accounting Principles in presenting the correction of the error in reporting the acquisitions of Alpha and Nations.

     We note that SFAS 154 paragraph 26 requires us to disclose the restatement, the nature of the error, the effect on each financial statement line and any per-share item and the cumulative effect on retained earnings as of the beginning of the earliest possible period presented. For AOGC the earliest period presented is the period from inception. We have made such disclosure in footnote 12.

     We note in AU420 under the section for Change to Reporting Entity, paragraph .09

Brad Skinner
U.S. Securities and Exchange Commission
December 18, 2007
Page 4


     "When companies have merged or combined in a pooling of interests, appropriate effect of the pooling should be given in the presentation of financial position, results of operations, cash flows, and other historical financial data of the continuing business for the year in which the combination is consummated and, in comparative financial statements, for years prior to the year of pooling, as described in APB Opinion No. 16 , Business Combinations [AC section B50]. If prior year financial statements, presented in comparison with current year financial statements, are not restated to give appropriate recognition to a pooling of interests, a departure from generally accepted accounting principles has occurred which necessitates that the auditor express a qualified or an adverse opinion as discussed in section 508, Reports on Audited Financial Statements, paragraphs .35 through .40 . Since the inconsistency arises not from a change in the application of an accounting principle in the current year, but from the lack of such application to prior years, an explanatory paragraph (in addition to the modification relating to the departure from generally accepted accounting principles) is not required".

     Given the restatements we have made, and the disclosure noted above in footnote 12, we no longer have departed from generally accepted accounting principles.

     Accordingly the Company intends to file a Form 8-K containing Item 4.02 (not Item 4.01) disclosure promptly concerning its accounting for these transactions and the Company's determination to restate its consolidated financial statements.

     The explanatory note for the Company's amended Form 10-KSB now reads as follows:

     "This Amendment No. 1 to our Annual Report on Form 10-KSB for the fiscal year ended December 31, 2006 is being filed principally to provide revised disclosures in our financial statements and the related notes to the consolidated financial statements. In the second quarter of 2007, the U.S. Securities and Exchange Commission ("SEC") requested certain information from us in connection with an ordinary course review of our Annual Report on Form 10-KSB for the year ended December 31, 2006, including our application of successful efforts accounting under U.S. GAAP (see footnote 2 to our financial statements) and of purchase accounting for the April 2006 acquisitions of our wholly-owned subsidiaries, Nations Natural Gas Pty Limited and Alpha Oil and Natural Gas Pty Limited (see footnotes 9 and 12 to our consolidated financial statements). In the third quarter of 2007 the SEC requested more information regarding the purchase accounting of Alpha and Nations.

     For the convenience of the reader, this Form 10-KSBA sets forth the consolidated financial statements and the entire 2006 Form 10-KSB. However, this Form 10-K/A amends and restates only Items 1, 6, 7, 8A of the 2006 Form 10-KSB. No information in this Form 10-KSB/A has been updated for any subsequent events occurring after March 30, 2007, the date of the original filing.

     The aforementioned changes have had no material effect on the company's consolidated balance sheets as of December 31, 2006 and 2005 but have had a material effect on the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years ended December 31, 2006, 2005 and 2004."


* * * * *

Brad Skinner
U.S. Securities and Exchange Commission
December 18, 2007
Page 5



     In order to expedite your review, we have amended our proposed Form 10-KSB filing and have provided (sent by courier) clean and marked copies of the proposed Form 10-KSB filing. In addition, we have filed a copy of this letter on EDGAR as non-public correspondence.

     Once again, thank you for your comments. If you have any questions, please feel free to call me directly at 61 3 8610 4702.


                             Sincerely,



                             /s/ E. Geoffrey Albers
                             ----------------------
                             Chief Executive Officer and Chief Financial Officer Australian Oil & Gas Corporation




cc:      John Demetrius

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